Delisting Determination, The Nasdaq Stock Market, LLC,
August 11, 2020,  SAExploration Holdings, Inc. The Nasdaq
Stock Market LLC (the Exchange) has determined to remove from listing the common stock of SAExploration Holdings, Inc. (the Company), effective at the opening of the trading session on August 21, 2020. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Listing Rule 5550(b).
The Company was notified of the Staff determination on April 29, 2020. The Company appealed the determination to a Hearing Panel on May 6, 2020. On June 15, 2020, upon review of the information provided by the Company, the Panel determined to deny the company continued listing and notified the Company that trading in the Company securities would be suspended on June 17, 2020. The Listing Council did not call the matter for review. The Staff determination to delist the Company became final on July 30, 2020.